526 S. Church Street Charlotte, NC 28202

October 6, 2006

VIA EDGAR

Michael Moran

Branch Chief

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.

20549-0303

Re:	Duke Energy Corporation
Form 10-K for the year Ended December 31, 2005
Filed March 6, 2006
File No. 1-4928

Dear Mr. Moran:

On behalf of Duke Energy Corporation, we have the following responses to the comments in your comment letter dated September 22, 2006 (the “Comment Letter”) relating to Duke Energy Corporation’s (the “Company”) Form 10-K for the year ended December 31, 2005 (the “Form 10-K”) filed by the Company on March 6, 2006 (Commission File No. 1-4928).

For your convenience, we have included the comments of the staff of the Securities and Exchange Commission (the “Staff”) below in bold with the Company’s corresponding responses following each bold comment. Capitalized terms used but not separately defined herein have the meanings given to such terms in the Form 10-K.

Duke Energy Corporation Form 10-K for the year ended December 31, 2005

Consolidated Operating Expenses, page 40

1.	Please discuss the error that led to the $64 million increase in operating expenses. We note your reference that this error was immaterial. Please provide your SAB 99 analysis for all periods impacted by the error.

During 2004, the Company identified an accounting error related to accounting in prior periods for loss reserves with respect to its captive insurance activities. Certain loss reserves recorded by the captive insurance entities, which are not valid Statement of Financial Accounting Standards No. 5, “Accounting for Contingencies” (SFAS No. 5) loss contingencies in the consolidated

October 6, 2006

financial statements, were not being eliminated from the consolidated financial statements, as discussed further below.

The Company has wholly-owned consolidated captive insurance entities which primarily provide business interruption, property, and general liability insurance coverage to the Company and its affiliated entities. Therefore, the Company is effectively self-insured as a result of losses incurred from insured events which are covered by the captives.

Certain losses accrued by the captive insurer, on a stand-alone basis, do not represent third party claims in the consolidated financial statements of the Company as a result of an insured event, such as damage or losses to a consolidated entity’s own property or business interruption losses. Because these losses covered by the Company’s captive insurance entities do not represent third party claims, they are not valid reserves under SFAS No. 5 at the consolidated level. These losses should be recognized in the consolidated financial statements when the insured business incurs an expense or has a decline in revenue attributable to the insured event. The $64 million error, as disclosed in the financial statements, relates to reserves for future property and business interruption losses accrued by the captive insurance entity, which do not represent valid loss contingencies in the consolidated financial statements.

Under the guidance provided in Staff Accounting Bulletin (SAB) 99, the Company considered both quantitative and qualitative factors in concluding that this error was not material to the consolidated financial statements. See Attachment A for a summary of this SAB 99 analysis.

Segment Results, page 43

2.	We note your use of EBIT as a performance measure used to discuss your results of operations and the reconciliation you have made to earnings from continuing operations before income taxes. Please revise your disclosures prospectively to reconcile EBIT to net income as discussed in question 15 to our Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures. Furthermore, it does not appear that you have discussed the material limitations associated with the use of EBIT. Please refer to question 8 which can be found at:
http://www.sec.gov/divisions/corpfin/faqs/nongaapfaq.htm.

October 6, 2006

As discussed in Management’s Discussion and Analysis of Results of Operations and Financial Condition (MD&A) (pages 43-44) and in Note 3 to the Consolidated Financial Statements, “Business Segments” (page 102) in the 2005 Form 10-K, management of the Company evaluates segment performance based on earnings before interest and taxes from continuing operations, after deducting minority interest expense related to those profits (EBIT). As a result, the Company’s disclosure of EBIT on a segment basis is in conformity with Statement of Financial Accounting Standards No. 131, “Disclosures about Segments of an Enterprise and Related Information” (SFAS No. 131) disclosure requirements, as segment EBIT represents the Company’s generally accepted accounting principles (GAAP) measure of segment profit or loss under SFAS No. 131. As clarified in question 18 to the Staff’s Frequently Asked Questions (FAQ) Regarding the Use of Non-GAAP Financial Measures, segment information presented in conformity with SFAS No. 131 is not considered a non-GAAP financial measure under Regulation G and Item 10(e) of Regulation S-K. Additionally, question 19 to the Staff’s FAQ Regarding the Use of Non-GAAP Financial Measures concludes that Item 10(e) of Regulation S-K does not prohibit the discussion in MD&A of segment information determined in conformity with SFAS No. 131. The Company does not present a consolidated EBIT measure due to the prohibitions set forth in Item 10(e) of Regulation S-K.

As required by paragraph 32(b) of SFAS No. 131, the Company has provided a reconciliation of segment EBIT to consolidated earnings (loss) from continuing operations before income taxes in MD&A as well as Note 3 to the Consolidated Financial Statements, “Business Segments”. Additionally, the Company’s MD&A disclosure (page 44) includes a statement that “Duke Energy’s segment EBIT may not be comparable to a similarly titled measure of another company because other entities may not calculate EBIT in the same manner”. As a result, the Company does not believe any revisions to future disclosures are required because segment EBIT represents a GAAP measure under SFAS No. 131.

Critical Accounting Policies, page 58

Risk Management Accounting, page 59

3.	We understand that the accrual method you refer to does not necessarily reflect the fair value of various contracts on your financial statements, for example normal purchase normal sales contracts. In this regard, it would be helpful for a reader if you provided a sensitivity analysis which quantified the impact of commodity prices on your electric and gas contracts. Perhaps this could be accomplished with a table which would quantify the impact of such changes on your risk management activities. Please show us what your future disclosure will look like.

The Company’s Risk Management Accounting disclosure under Critical Accounting Policies and Estimates in the 2005 Form 10-K (pages 58-60) includes a reference to the Company’s Quantitative and Qualitative Disclosures about Market Risk, which includes a discussion of Commodity Price Risk (pages 72-74). As noted in this disclosure, the Company’s use of normal purchase normal sales (NPNS) contracts has been significantly reduced as a result of the Company’s sale or disposition of substantially all of Duke Energy North America’s (DENA) remaining assets and contracts outside the Midwestern United States. This disclosure also contains a sensitivity analysis of changes in commodity prices of natural gas liquids (NGL) and Daily Earnings at Risk (DER) disclosures for commodity derivatives recorded using the Mark to Market Model. A significant portion of the Company’s historical NPNS contracts were for the purchase and sale of electricity at fixed prices in future periods. Future commodity price volatility on forecasted purchases and sales from the Company’s assets combined with NPNS contracts related to that production is not anticipated to be material to the Company’s consolidated results of operations. If the Company completes its announced intention to spin-off

October 6, 2006

its natural gas businesses to its shareholders, the Company’s commodity price risks will be further reduced. If additional commodity price volatility becomes material to the Company’s results of operations in the future, the Company will include additional sensitivity analysis disclosures, as necessary. In addition, on a prospective basis the Company will continue to assess whether or not Risk Management Accounting continues to represent a Critical Accounting Policy and Estimate to the Company.

Liquidity and Capital Resources, page 64

4.	Your liquidity discussion does not fully address the cash flow effects regarding the discontinued operations of DENA which appear to be significant to your liquidity position. Please revise prospectively to disclose at a minimum:

•	Cash flows from DENA are not reported separately in the cash flow statement,

•	Quantify the cash flows from discontinued operations,

•	Describe how the absence of cash flows (or negative cash flows) from discontinued operations are expected to affect future liquidity and capital resources. (e.g., effect on financing levels, terms, covenants, etc.)

The following are excerpts from the Company’s Liquidity and Capital Resources disclosures in the 2005 Form 10-K (pages 64-65), which relate directly to expected future cash flows from the DENA discontinued operations:

“Also Duke Energy expects net positive cash flows from asset sales and other transaction settlements related to exiting the DENA business.

Duke Energy currently anticipates net cash provided by operating activities in 2006 to be impacted by the following:

•	The return of collateral as a result of finalizing the transaction with Barclays to transfer or novate a significant portion of DENA’s derivative portfolio to Barclays compared to significant collateral outflows in 2005;

•	Payment of approximately $600 million to Barclays, which was made in January 2006, as a result of settling the transaction to transfer or novate a significant portion of DENA’s derivative portfolio to Barclays;”

….

•	“Tax benefits realized from losses on the DENA asset sales to LS Power and the Barclays transaction as compared to significant tax payments in 2005.”

October 6, 2006

“Duke Energy expects to receive approximately $1.5 billion in pre-tax proceeds from the sale of DENA’s facilities outside of the Midwest to LS Power.”

The Company’s 2005 Form 10-K disclosures contained in Note 13 to the Consolidated Financial Statements, “Discontinued Operations and Assets Held for Sale” (pages 130-133) include additional disclosure on the cash flows related to the DENA exit plan. Such disclosure includes a discussion of the total charges of $600-800 million anticipated to be incurred in connection with certain contract sales or terminations made in connection with the DENA exit plan. Additionally, this disclosure includes a discussion of the approximate $400 million in cash paid by the Company under such contract sales or terminations during 2005. In its June 30, 2006 Form 10-Q filing, the Company disclosed that the DENA exit activities were substantially complete and resulted in total charges of approximately $700 million as a result of these contract sales or terminations. Further, the 2005 Form 10-K Note 13 disclosures include a discussion of the approximate $540 million of cash received by Duke Energy in January 2006 related to the return of net cash collateral posted by DENA.

In future Form 10-K filings, beginning with the Company’s Form 10-K for the year ending December 31, 2006, the Company will disclose that cash flows from discontinued operations are not reported separately in the Consolidated Statements of Cash Flows. Additionally, the Company will continue to discuss the impacts of cash flows from discontinued operations on future liquidity and capital resources disclosures, if material.

Credit Risk, page 74

5.	Please explain in detail why you believe a loss under the Hidalgo lease payment guarantee obligation is not probable. In this regard, we note similar disclosure in your June 30, 2006 10Q. Please discuss the status of the issue to date and revise future disclosure to provide your substantive reasons supporting your position.

As disclosed in MD&A (page 75) and Note 17 to the Consolidated Financial Statements, “Commitments and Contingencies” to the 2005 Form 10-K (page 147), in 1999, the Industrial Development Corp of the City of Edinburg, Texas (IDC) issued approximately $100 million in bonds to purchase equipment for lease to Duke Hidalgo (Hidalgo), an indirect subsidiary of the Company. Hidalgo owns and operates a power generation facility located in Hidalgo County, Texas. In return, the Company unconditionally and irrevocably guaranteed the lease payments of Hidalgo to IDC through 2028. In 2000, Hidalgo was sold to Calpine Corporation (Calpine) and the Company remained obligated under the lease guaranty. As a condition of the sale, Calpine agreed to indemnify the Company for any payments made by the Company under the guarantee. In January 2006, Hidalgo and its subsidiaries filed for bankruptcy protection in connection with the previous bankruptcy filing by its parent, Calpine, in December 2005. As

October 6, 2006

disclosed in the 2005 Form 10-K, gross exposure under the guarantee obligation is approximately $200 million, which includes principal and interest.

As of the filing date of the 2005 Form 10-K, the Company assessed the probability of loss under the guarantee obligation and determined a loss under the guarantee was not probable as of December 31, 2005, due to the following reasons:

•	Up to the date of filing for bankruptcy, Calpine consistently fulfilled its payment obligations under the Hidalgo lease agreement;

•	The Company had received no indication from Calpine, Hidalgo or the bankruptcy court that future lease payment obligations would not be met by Calpine or its subsidiary; and,

•	There was no indication that cash flows from the operations of the Hidalgo power generation facility, which are used to make lease payments, would be insufficient to meet the lease payment obligations.

As a result, under the provisions of SFAS No. 5 no loss was recognized in the Company’s consolidated financial statements for the year ended December 31, 2005. However, as a loss under the guarantee was considered to be reasonably possible, disclosure of the contingency was made in the December 31, 2005 consolidated financial statements, as discussed above.

On May 1, 2006, subsequent to the filing of the 2005 Form 10-K, Calpine, under the supervision of the U.S. bankruptcy court, made its scheduled semiannual lease payment, which was the first payment due subsequent to its bankruptcy filing. Subsequent payments are due each November 1st and May 1st through November 2028.

The Company continues to monitor this matter and will include disclosures in future filings, as appropriate, as facts and circumstances underlying the guarantee obligation change. Up to the date of this letter, there have been no material changes in facts and circumstances regarding this loss contingency which have come to the Company’s attention.

Note 22. Employee Benefit Plans, page 154

6.	Please explain to us how you calculate your market-related value of plan assets as discussed in paragraph 30 of SFAS 87. Since you have a choice and the method by which you calculate market-related value can have an impact on net income, it should be disclosed as an accounting policy.

The Company’s disclosure in Note 22 to the Consolidated Financial Statements, “Employee Benefit Plans” (page 155) included in the 2005 Form 10-K includes the following disclosure:

“Duke Energy determines the market-related value of plan assets using a calculated value that recognizes changes in fair value of the plan assets over five years.”

October 6, 2006

Therefore, under the provisions of paragraph 30 of Statement of Financial Accounting Standards No. 87, “Employers’ Accounting for Pensions”, the Company has elected to calculate the market-related value of plan assets as a calculated value that recognizes changes in fair value in a particular year on a straight line basis over the next five years. Beginning with its Form 10-K for the year ending December 31, 2006, the Company will revise its disclosures to clarify the method used to recognize changes in fair value as follows:

“Duke Energy determines the market-related value of plan assets using a calculated value that recognizes changes in fair value of the plan assets in a particular year on a straight line basis over the next five years.”

*         *         *         *         *

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to call me at (704) 382-7704 with any questions regarding the foregoing.

Very truly yours,

/s/ Steven K. Young
Steven K. Young
Vice President and Controller

cc:	Robert Babula, Staff Accountant

Gary Sullivan, Deloitte & Touche LLP

October 6, 2006

Attachment A

SAB 99 Analysis for Captive Insurance Accounting Error

The following SAB 99 analysis related to the $64 million accounting error in captive insurance reserves, as corrected in 2004, was taken from the Company’s contemporaneous documentation (dated March 15, 2005) performed in connection with the filing of the 2004 Form 10-K. The amounts reflected in the quantitative analyses below represent those in the Company’s 2004 SEC filings. As referenced in the “Conclusion” section below, certain amounts changed during 2005 due to discontinued operations events that occurred during 2005. Accordingly, the amounts that were impacted by such discontinued operations presentations are different than the corresponding amounts presented in the 2005 Form 10-K.

Quantitative Materiality Considerations

If corrected, this error would have the following impacts on the Company’s consolidated balance sheets and the consolidated statements of operations as of and for the periods presented:

(Amounts in millions)	Q4 2004 As Reported	Q4 2004 As Adjusted	% Change	Q3 2004 As Reported	Q3 2004 As Adjusted	% Change	Q2 2004 As Reported	Q2 2004 As Adjusted	% Change	Q1 2004 As Reported	Q1 2004 As Adjusted	% Change
Receivables	N/A	N/A	N/A	2,720	2,697.8%		2,982	2,982	—	2,689	2,689	—
Total current assets	N/A	N/A	N/A	8,648	8,625.3%		8,578	8,578	—	7,525	7,525	—
Total assets	N/A	N/A	N/A	54,739	54,716.04%		54,827	54,827	—	55,351	55,351	—
Other Non-current Liab	N/A	N/A	N/A	5,679	5,588	1.6%	5,586	5,500	1.5%	5,546	5,468	1.4%
Def. Tax Liab	N/A	N/A	N/A	4,784	4,808	-.5%	4,315	4,346	-.7%	4,280	4,308	-.7%
Total Def Credits and Other Liab	N/A	N/A	N/A	11,899	11,832.6%		11,475	11,420.5%		11,849	11,799.4%
Total Equity	N/A	N/A	N/A	15,288	15,332	-.3%	14,555	14,610	-.4%	13,978	14,028	-.4%
Total Operating Exp	5,172	5,236	-1.2%	4,626	4,643	-.4%	4,488	4,481.2%		5,203	5,189.3%
Net Income	358	316	11.7%	389	378	2.8%	432	437	-1.2%	311	320	2.9%
EPS (Basic)	.38	.34	N/A	0.41	0.40	N/A	0.46	0.46	N/A	0.34	0.35	N/A

(Amounts in millions)	Q4 2003 As Reported	Q4 2003 As Adjusted	% Change	Q3 2003 As Reported	Q3 2003 As Adjusted	% Change	Q2 2003 As Reported	Q2 2003 As Adjusted	% Change	Q1 2003 As Reported	Q1 2003 As Adjusted	% Change
Receivables	N/A	N/A	N/A	3,102	3,102	—	6,111	6,111	—	7,422	7,422	—
Total current assets	N/A	N/A	N/A	9,271	9,271	—	12,535	12,535	—	12,888	12,888	—
Total assets	N/A	N/A	N/A	60,048	60,048	—	64,178	64,178	—	63,245	63,245	—
Other Non-current Liab	N/A	N/A	N/A	4,329	4,272	1.3%	4,744	4,692	1.1%	4,798	4,753.9%
Def. Tax Liab	N/A	N/A	N/A	5,058	5,078	-.4%	5,157	5,175	-.3%	4,813	4,829	-.3%
Total Def Credits and Other Liab	N/A	N/A	N/A	11,790	11,753.3%		12,267	12,233.3%		11,227	11,198.3%
Total Equity	N/A	N/A	N/A	15,932	15,969	-.2%	15,708	15,742	-.2%	15,282	15,311	-.2%
Total Operating Exp	7,914	7,907.09%		5,302	5,297.09%		4,458	4,451.2%		5,259	5,250.2%
Net Income	(2,021)	(2,017)	.2%	49	52	-6.1%	424	429	-1.2%	225	231	-2.7%
EPS (Basic)	(2.23)	(2.23)	N/A	.05	.05	N/A	.46	.46	N/A	.25	.26	N/A

October 6, 2006

(Amounts in millions)	YE 2004 As Reported	YE 2004 As Adjusted	% Change	YE 2003 As Reported	YE 2003 As Adjusted	% Change	YE 2002 As Reported	YE 2002 As Adjusted	% Change
Receivables	N/A	N/A	N/A	2,953	2,953	—	4,861	4,861	—
Total current assets	N/A	N/A	N/A	7,675	7,675	—	9,737	9,737	—
Total assets	N/A	N/A	N/A	57,225	57,225	—	60,122	60,122	—
Other Non-current Liab	N/A	N/A	N/A	4,789	4,853	1.3%	4,893	4,858.7%
Def. Tax Liab	N/A	N/A	N/A	4,120	4,143	-.6%	4,834	4,846	-.2%
Total Def Credits and Other Liab	N/A	N/A	N/A	13,272	13,231.3%		11,451	11,428.2%
Total Equity	N/A	N/A	N/A	13,748	13,789	-.3%	14,944	14,967	-.2%
Operation and Maintenance Exp	3,568	3,632	-1.8%	3,796	3,768.7%		3,304	3,298.2%
Total Operating Exp	19,456	19,520	-.3%	22,818	22,790.1%		13,258	13,252.05%
Tax Expense (Benefit)	540	518	4.1%	(707)	(697)	1.4%	611	613	-.3%
Net Income (Loss)	1,490	1,448	2.8%	(1,323)	(1,305)	1.4%	1,034	1,038	-.4%
EPS from Continuing Ops (Basic)	1.31	1.27	N/A	(1.13)	(1.11)	N/A	1.53	1.53	N/A
EPS (Basic)	1.59	1.55	N/A	(1.48)	(1.46)	N/A	1.22	1.22	N/A

Note: the above presentation for YE 2004 assumes the error is corrected in 2004. Therefore, the “as adjusted” amount for YE 2004 and Q4 2004 is based upon the amount of the correction made during the period which relates to prior periods. The presentation for 2003 and 2002 and Q3 2004, Q2 2004 and Q1 2004 reflects the amount of the error that arose in those periods.

Although the correction of this error would have had an approximate 11.7% impact to net income for the 4th quarter 2004, the correction of this error is not considered material to the annual 2004 financial statements. Therefore, under the provisions of paragraph 29 of APB Opinion 28, “Interim Financial Reporting”, this error will be separately disclosed in the footnotes to the annual 2004 financial statements and the quarterly footnote disclosure included in the 2004 annual financial statements will not be restated for this matter.

Additionally, the correction of this error would have had an approximate 6.1% impact to the 3rd quarter 2003 net income primarily as a result of the almost “break-even” performance during the 3rd quarter 2003. During the 3rd quarter 2003, there was an impairment of goodwill recorded by the Company in the amount of $254 million. Excluding this charge from earnings, the error would have represented approximately 1% of net income for the quarter, which is not considered material. As a result, this error is not considered significant to the 3rd quarter 2003 financial statements, taken as a whole.

While this error does impact earnings per share from continuing operations and basic earnings per share based upon net income, the impact of this error does not change any trends and does not change whether or not analyst expectations were met.

Therefore, based upon the above discussion, this error is not quantitatively material to the Company’s consolidated financial statements for any of the periods impacted.

Qualitative Materiality Considerations

The primary users of the Company’s financial statements include the public shareholders as well as bank lenders and analysts. Management of the Company believes that the error would not change the judgment of a reasonable person or investor relying on the financial information

October 6, 2006

based on the qualitative characteristics of the adjustments. The error has no effect on the Company’s Consolidated Statements of Cash Flows as previously presented. In addition, this error does not have any impact on the Company’s compliance with regulatory requirements, loan covenants, other contractual requirements or management’s compensation and was not the result of the concealment of an unlawful transaction. This error was simply the result of an unintentional misapplication of SFAS No. 5 and Accounting Research Bulletin 51, “Consolidated Financial Statements”, in consolidation. Additionally, this error does not materially change any trends in the Company’s consolidated financial statements.

One of the measures utilized by users of the Company’s consolidated financial statements to evaluate segment performance is segment EBIT. This error impacts “other” which is not a reportable segment under the provisions of SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information”. Because “other” is not a reportable segment, it is not used by the chief operating decision maker to make decisions on allocating resources and evaluating performance of the entity.

This error does impact earnings per share as previously reported, but does not have an impact on the trend in earnings per share and does not hide a failure to meet analysts’ consensus expectations for the Company for any of the periods presented. Additionally, this misstatement does not change a loss into income or vice versa for any of the periods presented.

As discussed in SAB Topic 1M1, this error does not significantly alter the “total mix” of information made available in the Company’s consolidated financial statements, taken as a whole.

Therefore, based upon the above discussion, this error does not appear to be qualitatively material to the Company’s consolidated financial statements for any periods evaluated.

Conclusion

As the error is not quantitatively or qualitatively material to the Company’s consolidated financial statements for 2003, 2002 and for the 1st, 2nd and 3rd quarters of 2004, the restatement provisions of APB Opinion 20 are not required to be applied. As a result of the immaterial nature of these adjustments, management of the Company has concluded that previously issued financial statements will not be adjusted for this error and the adjustment will be recorded in the 4th quarter 2004.

During 2005, certain operations of the Company met the criteria to be classified as discontinued operations and, therefore, the prior period Statements of Operations were reclassified for this change in presentation. As a result of this discontinued operations treatment, the “as reported” balances reflected in the tables above changed with the 2005 Form 10-K filing. Therefore, in connection with the filing of the 2005 Form 10-K, the Company reassessed its previous SAB 99 analysis and had no change in overall conclusions.